================================================================================
                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                (Amendment No. 1)
                                  (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                                 CELESTICA INC.
              (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

      Liquid Yield Option(TM) Notes due 2020 (Zero Coupon -- Subordinated)
                         (TITLE OF CLASS OF SECURITIES)

                                    15101QAA6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Kaye Scholer LLP
                                 425 Park Avenue
                               New York, New York
                      Attention: Managing Attorney's Office
                                 (212) 836-8000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                ----------------
                                   COPIES TO:

      Lynn Toby Fisher, Esq.                        I. Berl Nadler, Esq.
      Joel I. Greenberg, Esq.                Davies Ward Phillips & Vineberg LLP
         Kaye Scholer LLP                    1 First Canadian Place, Suite 4400
          425 Park Avenue                             Toronto, Ontario
     New York, New York 10022                          Canada M5X 1B1
          (212) 836-8000                               (416) 863-0900

                                ----------------
                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
            U.S.$352,000,000                           U.S.$41,431

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2020 (Zero Coupon-Subordinated), as described herein, is $572.82 per $1,000 principal amount at maturity. As of June 30, 2005, there was approximately $614.4 million in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $352.0 million. The amount of the filing fee is calculated by multiplying the transaction value by 0.00011770.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    US $41,431  Filing Party:   Celestica Inc.
     Form or Registration No.:  Schedule TO  Date Filed:    July 5, 2005

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:
     / /  third-party tender offer subject to Rule 14d-1.
     /X/  issuer tender offer subject to Rule 13e-4.
     / /  going private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

================================================================================

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission on July 5, 2005 (as amended, the "Schedule TO-I") by Celestica Inc., an Ontario, Canada corporation ("Celestica"), relating to an offer by Celestica to purchase the Liquid Yield Option(TM) Notes due 2020 (Zero Coupon-Subordinated) issued by Celestica on August 1, 2000 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), Celestica's notice, dated July 5, 2005 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(A) to
(d) to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of August 1, 2000, between Celestica and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee ("Trustee") (the "Indenture").

     The information set forth in the Company Notice and related offer materials is incorporated into this Amendment by reference with respect to all of the applicable items in the Schedule TO-I, except that such information is hereby amended and supplemented to the extent expressly provided herein.

     The Option will expire at 5:00 p.m., Eastern Daylight Time, on August 2, 2005. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEMS 1 THROUGH 9.

Items 1-9 of the Schedule TO-I, which incorporate by reference the information contained in the Company Notice, are hereby amended as follows:

In the Summary Term Sheet, the paragraph titled "How Can I Determine the Market Value of the Securities?" is hereby deleted and restated to read in its entirety as follows:

         The Securities are listed on the NYSE under the symbol "CLS 20". On June 30, 2005, the last reported sales price of the Securities on the NYSE, expressed as a percentage of the principal amount at maturity, was 56-1/8% per $1,000 principal amount. (Section 2.4)

In the Summary Term Sheet, the paragraph titled "What Are the Conditions to the Purchase by Celestica of the Securities" is hereby deleted and restated to read in its entirety as follows:

         The purchase by Celestica of validly surrendered Securities is not subject to any conditions other than such purchase being lawful and that there is not a continuing Event of Default (as defined in Section 2.1) as of the date of repurchase (other than a default in the payment of the Purchase Price). Conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the Option. (Section 2.1)

In the Summary Term Sheet, the paragraph titled "If I Surrender My Securities, When Will I Receive Payment For My Securities?" is hereby deleted and restated to read in its entirety as follows:

         We will accept for purchase and pay the Purchase Price for all validly surrendered Securities promptly following the expiration of the Option. We will forward to the Depositary, prior to 10:00 a.m., Eastern Daylight Time, on August 3, 2005, the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Depositary will promptly distribute the cash to the Holders. (Section 5)

The second paragraph under Section 2.1 titled "Celestica's Obligation to Purchase the Securities" is hereby deleted and restated to read in its entirety as follows:

         This Option will expire at 5:00 p.m., Eastern Daylight Time, on August 2, 2005 (the "Purchase Date"). Celestica will not extend the period Holders have to accept the Option unless required to do so by the United States federal securities laws. Celestica is generally required to extend the offering period for any material change, including the waiver of a material condition, so that at least five business days remain in the offering period after the change. The purchase by Celestica of validly surrendered Securities is not subject to any conditions other than that such purchase is lawful and that there is not a continuing "Event of Default" as of the date of repurchase (other than a default in the payment of the Purchase Price). An "Event of Default" is defined in the Indenture and means any one of the following events:

     (a) default in the payment of any Securities Payment on any Security as and when the same shall become due and payable, including at Stated Maturity, in connection with any redemption or repurchase, whether or not such payment is prohibited by the subordination provisions of
          Article 13 of the Indenture, or failure to make a Trigger Event Repurchase Offer as required under the terms of the Indenture; PROVIDED that, after the Option Exercise Date, if such default in payment of a Securities Payment is a default in payment of any interest on any Interest Payment Date, then such default shall only become an Event of Default hereunder after continuance of such default for a period of 30 days; or

     (b) default in the performance, or breach, of any covenant, agreement or warranty of the Company in the Securities or in the Indenture (other than a covenant, agreement or warranty a default in the performance or breach of which is specifically dealt with elsewhere in Section 5.01 of the Indenture), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount at Maturity of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

     (c) (i) default in the payment by the end of any applicable grace period after maturity of indebtedness (other than nonrecourse obligations) for borrowed money or evidenced by bonds, debentures, notes or similar instruments in a principal amount in excess of $100,000,000 and continuance of such failure, or (ii) the acceleration of indebtedness (other than nonrecourse obligations) for borrowed money or evidenced by bonds, debentures, notes or similar instruments in a principal amount in excess of $100,000,000 because of a default with respect to such indebtedness, without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of clause (i) or (ii) above, for a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 25% in aggregate principal amount at Maturity of the Outstanding Securities; PROVIDED, that if any such failure or acceleration referred to in clause (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed not to have occurred; or

     (d) the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, moratorium of payments, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company or any Significant Subsidiary bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of substantially all of the Company's or such Significant Subsidiary's property, as the case may be, or ordering the winding up or liquidation of the Company or Significant Subsidiary's affairs and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

     (e) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable bankruptcy, moratorium of payments, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent or to be granted moratorium of payment, or the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or such Significant Subsidiary, as the case may be, in an involuntary case or proceeding under any applicable bankruptcy, moratorium of payment, insolvency, reorganization or other similar law or to the commencement of any bankruptcy, moratorium of payment or insolvency proceedings against the Company or any Significant Subsidiary, or the filing by the Company or any Significant Subsidiary of a petition or consent seeking reorganization or similar relief under any applicable law, or the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or Significant Subsidiary, as the case may be, of all or substantially all of the property of the Company or such Significant Subsidiary, as the case may be, or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action; PROVIDED, that a liquidation or winding up of a Significant Subsidiary pursuant to applicable corporate law shall not be deemed to be an Event of Default hereunder.

Capitalized terms used in the definition of "Event of Default" are defined in the Indenture.

Section 2.5 titled "Redemption" is hereby deleted and restated to read in its entirety as follows:

         Pursuant to the terms of the Securities and the Indenture, unless earlier redeemed, we are obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder's option, on August 2, 2005, August 1, 2010 and August 1, 2015. The purchase price per $1,000 principal amount at maturity will be $572.82 on August 2, 2005, $689.68 on August 1, 2010 and $830.47 on August 1, 2015. In compliance with these terms, we have submitted the Option to Holders to enable Holders to exercise this right as of August
2, 2005.

         With respect to any Securities that are not surrendered for purchase pursuant to the Option, Holders and Celestica will continue to have the repurchase and redemption rights set forth in the Indenture. Pursuant to the Indenture, we are required to offer to repurchase the Securities upon a Delisting Event or a Change of Control (as defined in the Indenture) on or prior to August 1, 2005. We may pay the repurchase price upon a Change in Control in cash or subordinate voting shares or any combination thereof except in certain events. We will pay the repurchase price in cash if there is a Delisting Event.

         The repurchase price, upon a Delisting Event or a Change of Control, is equal to the Issue Price (as defined in the Indenture) plus accrued Original Issue Discount (as defined in the Indenture) to the date of repurchase plus the Make-Whole Amount (as defined in the Indenture). The purchase price, in these events, at August 1, 2005 would be $688.07 per $1,000 principal amount at maturity.

         On or after August 1, 2005, the Securities are redeemable in cash at any time at the option of Celestica, in whole or in part, at a redemption price equal to the Issue Price (as defined in the Indenture) plus accrued Original Issue Discount (as defined in the Indenture and as provided for in the Securities) to the date of redemption. The purchase prices per $1,000 principal amount at maturity would be as follows:

                                                (1)                       (2)                    (1) + (2)
--------------------------------------------------------------------------------------------------------------
                                             Security           Accrued Original Issue
         Redemption Date                    Issue Price            Discount at 3.75%          Redemption Price
         ---------------                    -----------         ----------------------        ----------------
         August 1, 2005                      $475.66                   $ 97.10                   $ 572.76
         August 1, 2006                       475.66                    118.78                     594.44
         August 1, 2007                       475.66                    141.28                     616.94
         August 1, 2008                       475.66                    164.63                     640.29
         August 1, 2009                       475.66                    188.87                     664.53
         August 1, 2010                       475.66                    214.02                     689.68
         August 1, 2011                       475.66                    240.13                     715.79
         August 1, 2012                       475.66                    267.22                     742.88
         August 1, 2013                       475.66                    295.34                     771.00
         August 1, 2014                       475.66                    324.53                     800.19
         August 1, 2015                       475.66                    354.81                     830.47
         August 1, 2016                       475.66                    386.24                     861.90
         August 1, 2017                       475.66                    418.87                     894.53
         August 1, 2018                       475.66                    452.73                     928.39
         August 1, 2019                       475.66                    487.87                     963.53
         August 1, 2020                       475.66                    524.34                    1,000.00

The second paragraph under Section 5 titled "Payment for Surrendered Securities" is hereby deleted and restated to read in its entirety as follows:

         The total amount of funds required by Celestica to purchase all of the Securities is approximately $352.0 million (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, Celestica intends to use cash on hand to purchase the Securities. Celestica does not have an alternative financing plan at this time.

The last paragraph under Section 10 titled "Material United States Tax Considerations" is hereby deleted and restated to read in its entirety as follows:

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO PARTICULAR TAX CONSIDERATIONS APPLICABLE TO YOU OF SURRENDERING A SECURITY TO CELESTICA, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

The address under the second paragraph under Section 11 titled "Additional Information" is hereby deleted and restated to read in its entirety as follows:

                                100 F Street, NE
                                    Room 1580
                             Washington, D.C. 20549


                                        2
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 18, 2005                      CELESTICA INC.

                                                By: /s/ Elizabeth L. DelBianco
                                                    ----------------------------
                                                     Elizabeth L. DelBianco
                                                     Chief Legal Officer

                                        3
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                                  EXHIBIT INDEX

(a)(1)(A) Company Notice to Holders of Celestica Inc. Liquid Yield Option(TM)Notes due 2020 (Zero Coupon-Subordinated), dated July 5, 2005.*

(a)(1)(B)      Form of Purchase Notice, dated July 5, 2005.*

(a)(1)(C)      Form of Notice of Withdrawal, dated July 5, 2005.*

(a)(1)(D)      Form W-9.*

(a)(5)(A)      Press Release issued by Celestica Inc. on July 5, 2005.*

(a)(5)(B)      Summary Advertisement*

(b)            Not applicable.

(d) Indenture, dated as of August 1, 2000, between Celestica Inc. and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), incorporated by reference to Exhibit 4.1 to Celestica's Registration Statement on Form F-3 (File No. 333-12272), as filed with the Securities and Exchange Commission on July 24, 2000.

(g)       Not applicable.

(h)       Not applicable.


* Previously filed with the Schedule TO on July 5, 2005.